UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

        CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 380th BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 27th, 2019

1.               DATE, TIME AND PLACE: At 5 p.m., on June 27th, 2019, at the Company’s Headquarters, located at Rua Jorge Figueiredo Corrêa, nº 1.632, parte, Jardim Professora Tarcília, CEP 13087-397, in the city of Campinas, state of São Paulo.

2.               CALL NOTICE: The meeting was called pursuant to Paragraph 3rd, Article 17 of the Bylaws of CPFL Energia.

3.               ATTENDENCE: All the members of the Board of Directors (“Board”), pursuant to Paragraph 7th, Article 17 of the Bylaws.

4.               PRESIDING BOARD: Chairman - Bo Wen and Secretary - Valter Matta.

5.               MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived, as all those present were aware of its content. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information was approved.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i)               To approve, as a result of the exercise of the Greenshoe Option (as defined in the minutes of the Board of Directors Meeting of the Company dated June 12, 2019) granted to Banco BTG Pactual S.A. (the “Stabilizing Agent”), under the terms of the Underwriting Agreement, exclusively in order to implement the price stabilization activities for the Shares of the Offering (as defined in the minutes of the Board of Directors Meeting of the Company dated June 12, 2019), in accordance with Article 5-B of CVM Instruction 476, the increase in the Company's capital, within the limit of its authorized capital, in the amount of four hundred and eighty one million, eight hundred and seventy thousand, six hundred and twenty Reais (R$481,870,620.00), which will change from eight billion, nine hundred and fifty three million, seven hundred and fifty five thousand, one hundred and thirty nine Reais and seventy-five cents (R$8,953,755,139.75) to nine billion, four hundred and thirty five million, six hundred and twenty five thousand, seven hundred and fifty nine Reais and seventy-five cents (R$9,435,625,759.75), through the issuance of seventeen million, five hundred and twenty two thousand, five hundred and sixty eight (17,522,568) common shares, in the same conditions and at the same price as the Shares of the Offering (“Overallotment Shares”);

(ii)             To approve the Board of Directors’ verification of the subscription of seventeen million, five hundred and twenty two thousand, five hundred and sixty eight (17,522,568) Overallotment Shares and the resulting approval of the Company's capital increase, due to the resolutions taken in item (i) above, in the amount of four hundred and eighty one million, eight hundred and seventy thousand, six hundred and twenty Reais (R$481,870,620.00), through the issuance of seventeen million, five hundred and twenty two thousand, five hundred and sixty eight (17,522,568) common shares, in the same conditions and at the same price as the Shares of the Offering, subscribed and paid-up by the Stabilizing Agent promptly on this date, in national currency, in immediately available resources;

(iii)           To approve the acts that the Company’s Board of Executive Officers has performed up to this date, solely and exclusively, for purposes of carrying out  the Offering and to authorize the Company’s Board of Executive Officers to take all measures and perform all acts to implement the resolutions approved in this meeting, including, but not limited to representing the Company before the CVM, B3, ANBIMA - Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, the New York Stock Exchange and the Securities and Exchange Commission, as they may be necessary, and to perform, or cause to be performed, any acts and/or to negotiate, approve and execute any agreements, communications, notifications, certificates, documents or instruments deemed necessary or appropriate to implement the resolutions approved in this meeting;

(iv)            To approve, in view of the capital increase object of the resolutions of items (i) and (ii) above, ad referendum by the next shareholders meeting of the Company, the amendment of the caput of article 5 of the Company's bylaws to reflect the increase in the Company's capital that will be in force with the following wording:

“Article 5 - The capital stock of the Company is nine billion, four hundred and thirty five million, six hundred and twenty five thousand, seven hundred and fifty nine Reais and seventy-five cents (R$9,435,625,759.75), fully subscribed and paid in, divided into one billion, one hundred and fifty two million, two hundred and fifty four thousand, four hundred and forty four (1,152,254,440) common shares, all nominative, book-entry shares with no par value.”

6.               CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Li Hong, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

                      Campinas, June 27th, 2019.

Bo Wen

(Chairman)

Valter Matta

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 27, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.